

Annual Report

2019

Annual Report 2019

Throughout this document, mentions of [COMPANY] refer to Aphios Pharma LLC, a limited liability corporation formed on July 6th, 2018 in Delaware (the "Company"). The Company's physical address is 3-E Gill Street, Woburn, MA 01801.

You may contact the Company by emailing mail@aphios.com. This annual report is posted on the Company's website, www.aphios.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

PHIOS® PHARMA LLC

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Aphios Pharma LLC ("[COMPANY]" or "Company") is a corporation formed on July 6th, 2018 in Delaware. The Company's physical address is 3-E Gill Street, Woburn, MA 01801. The Company's web site may be accessed at www.aphios.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Dr. Trevor P. Castor

Board positions with Aphios Pharma LLC

Dates	Position	Principal Occupation
2018 - present	Chairman	CEO, Aphios Corporation

Positions with Aphios Pharma LLC

Dates	Position	Responsibilities
2018- present	President and CEO	Develop and manage the ongoing business

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1993 - present	Aphios Corporation	30 years of diversified management, technology, marketing and business experience in the biotech/pharma industries

3

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Aphios Corporation owns 18,000,000 shares of membership units, representing a voting power of 90%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Aphios Pharma is developing FDA-approved, cannabis-based drugs for treating highly unmet central and peripheral nervous system disorders of opioid addiction and pain that are only partially and anecdotally addressed by medical marijuana.

Aphios® Pharma is dedicated to the delivery, development and commercialization of cannabis-based drugs for CNS and other debilitating disorders. We will manufacture and utilize pharmaceutical-grade pure natural cannabinoids in stable, bioavailable nanoformulations, following cGMP guidelines of the FDA and Schedule 1 requirements of the Drug Enforcement Administration DEA. These cannabinoid nanoformulations will be used to establish clinical evidence for treating highly unmet central and peripheral nervous system disorders such as opioid addiction and pain, epilepsy, Parkinson's disease and Multiple Sclerosis that are only partially and anecdotally addressed by medical marijuana.

Apart from the recent FDA approval of Epidiolex (GW Pharma, London, England) for specific cases of childhood epilepsy, there is little rigorous clinical evidence of the efficacy of cannabinoids for significant peripheral and central nervous system neurological disorders, and a lack of availability of pharmaceutical-grade cannabinoids to conduct rigorous clinical studies. These issues are compounded by a prohibitive DEA, NIH and FDA regulatory environment for developing FDA-approved, cannabis-based drugs. From a technical perspective, cannabinoids are very hydrophobic (poorly water soluble) making formulation difficult and bioavailability poor; also, cannabinoids are very oxygen sensitive and unstable, contributing to inconsistencies in therapeutic performance.

We plan to initially develop, in compliance with the DEA, FDA-approved cannabinoid therapeutics that target opioid addiction and CIPNP.

5. How many employees does the Company currently have? (§ 227.201(e))

5

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Treatments are all in the developmental stage. Product launches are not expected until 2023 FDA approvals must be obtained after development of treatment.

Our target markets and products include APH-1501 for Opioid Addiction and Pain, APH-1502 for Adult Epilepsy, APH-1503 Chemotherapy induced peripheral neuropathic pain (CIPNP), APH-1403 Multiple Sclerosis, and APH-0802 for Chemotherapy Induced Nausea and vomiting (CINV) and Cachexia.

Our APH-1502 product, a nanoencapsulation of CBD, is targeted to treat chemotherapy-induced peripheral neuropathic pain (CIPNP). CIPNP is a common adverse effect of many anticancer drugs. CIPNP accounted for 42.4% of the global neuropathic pain market of $5.2 billion in 2016, reflecting its use by cancer patients even when therapeutic interventions are poorly available [Persistence Market Research, 2016]. Opioid based therapies are in place to offset some of the symptoms associated with CIPNP but have their own host of negative side-effects and in some cases are deemed ineffective. CIPNP can lead to the cessation of treatment in cancer patients, even when alternative therapies are not available. There is anecdotal and clinical evidence that CBD, a non-psychotropic component of Cannabis (marijuana) can be used to alleviate CIPNP. However, its efficacy is limited by its poor water solubility and bioavailability. Our overall aim is to develop a non-opioid, sustained release pill that can be taken 2-3 times a day for CIPNP. Our next steps for APH-1502 are similar to those of APH-1501.

Our primary competitor is GW Pharmaceuticals which recently received approval for a purified CBD for childhood epilepsy. GW is also developing Sativex, a mixture of Δ9-THC and CBD in an ethanol-oil formulation for multiple sclerosis, and is clinically investigating a purified CBD product for opioid addiction. GW Pharmaceuticals' strengths are that they are an established cannabinoids company with approved drugs and high name recognition. GW Pharmaceuticals weaknesses include formulation and delivery of cannabinoids. The competitive landscape of our products includes: (1) pharmaceutical and biotechnology companies such as Biogen, Sanofi, Pfizer and Merck with non-cannabis based drugs against similar disease targets; (2) pharmaceutical companies such as Slovay/AbbVie, Par Pharmaceuticals, Actavis, Insys and Valeant with synthetic cannabinoids, primarily Dronabinol (Δ9-THC).

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Membership Units	101,070,000	20,046,502	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The initial valuation of $1.00 per share was established to raise capital. We have valued the company using both the discounted cash flow method and venture capital method. These valuation methods generated values between $80 million and $115 million.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Aphios Pharma LLC, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Aphios Pharma LLC and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
None			

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
None				

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

[IF DOES NOT APPLY WRITE "DOES NOT APPLY"]

DOES NOT APPLY.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Aphios Pharma is still in the drug development stage and did not have expenditures for 2019. Additional capital will be required to continue development of products.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Aphios Pharma LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Aphios Pharma LLC will file a report electronically with the SEC annually and post the report on its web site www.aphios .com no later than 120 days after the end of each fiscal year covered by the report.

Aphios Pharma LLC
Balance Sheet
December 31, 2019

`

Assets

Current Assets

Cash	$1,523.84
Total Current Assets	1,523.84

Other Assets

Due from related party	42,111.58
Total Other Assets	42,111.58
Total Assets	$43,635.42

Liabilities and Owner's Equity

Current Liabilities

Due to related party	$400.02
Total Current Liabilities	400.02

Member's Equity / Deficit

Membership Units, unlimited units Authorized 20,046,502 units issued and outstanding	
Additional Paid In Capital	46,502.00
Accumulated Deficit	(3,266.60)
Total Owner's Equity	43,235.40
Total Liabilities & Owner's Equity	$43,635.42

Aphios Pharma LLC
Income Statement
December 31,2019

	Year to Date
Revenues	
Total Revenues	**0**
Cost of Sales	**0**
Total Cost of Sales	**0**
Gross Profit	**0**
Expenses	
Financing Fees	**1,354.60**
Permits & Fees	**150.00**
Prof Fees: Acctg and Audit	**1,750.00**
Total Expenses	**3,254.60**
Net Income	**$ (3,254.60)**

Aphios Pharma LLC

Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2018

APHIOS PHARMA LLC

TABLE OF CONTENTS



To the Manager of
Aphios Pharma LLC
Woburn, Massachusetts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Aphios Pharma LLC (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in member's equity/(deficit), and cash flows for the period from July 6, 2018 (inception) to December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Denver, Colorado
April 1, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

APHIOS PHARMA LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS

Current Assets:

Cash and cash equivalents	$	238
Total Current Assets		238
TOTAL ASSETS	$	238

LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)

Current liabilities:

Accounts payable	$	-
Related party payable		250
Total Current Liabilities		250

Member's Equity/(Deficit):

Membership Units, unlimited units authorized, 20,000,000 units issued and outstanding as of December 31, 2018.		(12)
TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$	238

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

APHIOS PHARMA LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from July 6, 2018 (inception) to December 31, 2018

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		12
Total Operating Expenses		12
Loss from operations		(12)
Other Income/(Expense):		
Interest expense		-
Total Other Income/(Expense):		-
Net loss	$	(12)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

APHIOS PHARMA LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY/(DEFICIT) (UNAUDITED)
For the period from July 6, 2018 (inception) to December 31, 2018

	Number of Units		Total Member's Equity/(Deficit)
Balance at July 6, 2018 (inception)	100,000,000	$	-
Reduction of units	(80,000,000)		-
Net loss	-		(12)
Balance at December 31, 2018	20,000,000	$	(12)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

APHIOS PHARMA LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from July 6, 2018 (inception) to December 31, 2018

Cash Flows From Operating Activities		
Net loss	$	(12)
Net Cash Used In Operating Activities		(12)
Cash Flows From Financing Activities		
Proceeds from related party advances		250
Net Cash Provided By Financing Activities		250
Net Change in Cash		238
Cash at Beginning of Period		-
Cash at End of Period	$	238

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

APHIOS PHARMA LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period then ended

NOTE 1: NATURE OF OPERATIONS

Aphios Pharma LLC (the "Company"), is a limited liability company organized July 6, 2018 under the laws of Delaware. The Company was organized to deliver, develop, and commercialize cannabis-based drugs for the central nervous system and other debilitating disorders.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company's year-end is the calendar year.

Use of Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2018.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdictions.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained a net loss and negative operating cash flows for the period ended December 31, 2018, and lacks liquidity to satisfy its obligations as they come due with just $238 of cash as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: RELATED PARTY TRANASACTIONS

Related Party Transactions

A member of the Company has advanced funds to the Company. As of December 31, 2018, the amount due to the member totaled $250. The advance bears no interest and is considered payable on demand.

NOTE 5: MEMBER'S EQUITY

The Company has authorized an unlimited number of membership units. On July 6, 2018 (inception) 100,000,000 units were granted in exchange for $0. On December 10, 2018, the Company recapitalized to reduce the number of outstanding units from 100,000,000 units to 20,000,000 units. 20,000,000 membership units were issued and outstanding as of December 31, 2018.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Stock Issuance

During 2019, the Company has sought to raise up to $1,070,000 in an offering of its membership units pursuant to an offering under Regulation Crowdfunding, where 46,502 units were issued at $1.00 per unit, resulting in proceeds of $46,502.

Management's Evaluation

Management has evaluated subsequent events through April 1, 2019, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.